Mail Stop 4561

				July 11, 2005

R. Halsey Wise
President and Chief Executive Officer
Intergraph Corporation
One Madison Industrial Park
Huntsville, Alabama 35894

Re:	Form 10-K for Fiscal Year Ended December 31, 2004
      	Filed March 16, 2005
		File No. 000-09722
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		Filed May 10, 2005
		File No. 000-09722

Dear Mr. Wise:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources

1. We note that 5.4 million and 3.8 million shares were repurchased in connection with an Accelerated Stock Buyback ("ASB") during July
2004 and March 2005, respectively. You indicate in your disclosure that the July 2004 ASB "concluded as of April 29, 2005...and the settlement amount owed to the financial intermediary was $4.5 million and was paid on May 4, 2005." We note in the Accelerated Share Repurchase Transaction agreement dated July 28, 2004 that you have the option to elect Net Share Settlement over the default Cash Settlement method. Tell us whether the settlement amount was paid in cash or stock for the July 2004 ASB. Furthermore, tell us what management`s plans are for settling the March 2005 ASB. Explain to us how you considered the guidance in paragraph 29 of SFAS 128.

2. Explain to us how you considered the disclosure requirements in paragraph 50 of EITF 00-19 when describing the accelerated share repurchase transactions and the related forward contracts. In this regard, please address the four bullet points of paragraph 50 in your response.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact Jason Niethamer at 202-551-3855, Melissa
Walsh
at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.


Sincerely,



Stephen G. Krikorian
Accounting Branch Chief

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R. Halsey Wise
Intergraph Corporation
July 11, 2005
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